UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961 and 333-290827) of AlphaTON Capital Corp (including any prospectuses forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Management Changes

On October 24, 2025, Andrea Park, Chief Financial Officer of AlphaTON Capital Corp (the “Company”), will depart from the Company, and Wes Levitt will join the Company as Chief Financial Officer.

In connection with Mr. Levitt’s appointment as Chief Financial Officer, on October 22, 2025, the Company entered into an independent contractor agreement with Mr. Levitt (the “Levitt Contractor Agreement”).

Pursuant to the Levitt Contractor Agreement, Mr. Levitt is entitled to an annual base fee of $250,000 in cash and $250,000 worth of TON tokens. Mr. Levitt will also be eligible to receive an annual performance bonus target of 200% of base compensation (both cash and TON) based on performance metrics, with threshold (50%) and maximum overperformance (400%) payout features. Mr. Levitt will be eligible for an annual equity performance bonus ranging from $250,000 to $1,000,000 based on performance metrics. Mr. Levitt will also be granted annual equity grants under the Company’s equity incentive plan of $250,000 in the form of restricted stock units and/or stock options, which will vest 25% per year over four years. Additionally, Mr. Levitt shall be responsible for his own benefits, insurance and tax obligations, provided, however, that the Company will contribute a stipend towards certain benefits. Mr. Levitt is also entitled to certain additional benefits as described more fully in the Levitt Contractor Agreement. In the event Mr. Levitt is terminated without Cause or Mr. Levitt terminates his service for Good Reason (each as defined in the Levitt Contractor Agreement), Mr. Levitt will be entitled to: (i) an amount equal to 24 months of his then-current base fee, (ii) two times his target bonus, (iii) a pro-rated portion of his current year bonus based on actual performance, (iv) continuation of health and welfare stipends for 12 months, (v) accelerated vesting of all unvested equity awards that would have vested in the 24 months following termination, and (vi) executive outplacement services valued at up to $50,000.

The foregoing description of the Levitt Contractor Agreement is not complete and is qualified in its entirety by reference to the full text of the Levitt Contractor Agreement, a copy of which is attached hereto as Exhibit 10.1.

EXHIBITS

Exhibit No.	Description

10.1+	Independent Contractor Agreement, dated October 22, 2025, by and between the AlphaTON Capital Corp and Wes Levitt.

+ Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2025

ALPHATON CAPITAL CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer